Pioneer Energy Services Corp.
1250 N.E. Loop 410, Suite 1000
San Antonio, TX 78209

October 1, 2014

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Energy Services Corp.
Request for Acceleration of Effectiveness
Registration Statement on Form S-4
Filed August 28, 2014
File No. 333-198422
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pioneer Energy Services Corp. and the co-registrants listed on Annex A hereto (collectively, the “Company”) request that the effectiveness of its Registration Statement on Form S-4 (File No. 333-198422) be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on October 2, 2014, or as soon thereafter as practicable.
The Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daryl Lansdale of Norton Rose Fulbright, outside counsel to the Company, at (210) 270-9367 upon effectiveness of the Registration Statement or if you have any questions regarding this request.
Very truly yours,
PIONEER ENERGY SERVICES CORP.
By:    /s/ Carlos R. Peña
Name:     Carlos R. Peña

Title:	Senior Vice President, General Counsel, Secretary and Compliance Officer

ANNEX A

Exact Name of Registrant Guarantor	State or Other Jurisdiction of Incorporation or Formation	IRS Employer Identification Number	Primary Industrial Classification Code	CIK
Pioneer Drilling Services, Ltd.	Texas	74-2982497	1381	0001497341
Pioneer Production Services, Inc.	Delaware	26-2031361	1389	0001497879
Pioneer Global Holdings, Inc.	Delaware	37-1544707	1381	0001497880
Pioneer Well Services, LLC	Delaware	05-0607572	1389	0001497882
Pioneer Wireline Services Holdings, Inc.	Delaware	87-0796455	1389	0001497878
Pioneer Wireline Services, LLC	Delaware	43-2092205	1389	0001497884
Pioneer Fishing & Rental Services, LLC	Delaware	04-3814399	1389	0001497886
Pioneer Coiled Tubing Services, LLC	Louisiana	26-3216232	1389	0001616734